Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-167089, 333-207857 and 333-234635 on Form S-8 of our reports dated February 28, 2020, relating to the consolidated financial statements of The E.W. Scripps Company and subsidiaries (the “Company”) (which report expressed an unqualified opinion and included an explanatory paragraph related to the Company’s change in method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), during 2019), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of The E.W. Scripps Company for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 28, 2020